

May 15, 2013

Via E-mail
Dennis B. Story
Executive Vice President, CFO and Treasurer
Manhattan Associates, Inc.
2300 Windy Ridge Parkway, Tenth Floor
Atlanta, GA 30339

> **Re: Manhattan Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Form 8-K filed January 29, 2013**
> **File No. 000-23999**

Dear Mr. Story:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

1. We note that as of December 31, 2012, you had undistributed earnings of foreign subsidiaries of $29.5 million that, if repatriated, would be subject to income taxes in the U.S. as well as foreign withholding taxes. To the extent you have cash and cash equivalents held by foreign subsidiaries, please tell us and disclose the amount of such cash and cash equivalents in future filings. Notwithstanding your disclosures under note 3 to the consolidated financial statements, please also tell us what consideration was given to disclosing the potential income tax consequences of repatriating undistributed

earnings of foreign subsidiaries. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Form 8-K filed January 29, 2013

2.   We note your discussion of the non-GAAP measure "free cash flow" in your fourth quarter 2012 earnings call on January 19, 2013; however we are unable to locate the reconciliation of this non-GAAP measure to the most comparable GAAP measure on your website or in your earnings release. Please tell us your consideration for including a reconciliation of this non-GAAP measure in accordance with the guidance in Item 100 of Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief